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                             SMARTAGE.COM CORP.
                          303 2nd Street, 5th Floor
                           San Francisco, CA 94107

June 1, 2000


VIA EDGAR TRANSMISSION
----------------------

David Mittelman, Esq.
Securities and Exchange Commission
450 5th Street, N.W.
Mail Stop 4-7
Washington, DC  20549


     Re:  SmartAge.com Corp. - Registration Statement on Form S-1
          (File No. 333-32250) Request for Withdrawal

Dear Mr. Mittelman:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, SmartAge.com Corp. (the "Registrant") hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-32250), together with all exhibits thereto, originally filed with the Commission on March 13, 2000, as well as Amendment No.1 to such Registration Statement as filed with the Commission on May 15, 2000, on the grounds that current market conditions do not support a public offering of the Registrant's Common Stock at this time.


                                        Sincerely,

                                        /s/ William Lohse

                                        William Lohse
                                        President and Chief Executive Officer